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Exhibit 4.47

Subscription Right Plan 2022 (A)

GALAPAGOS NV

General Rules

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Table of Contents

1 Basis and Purpose3

2 Definitions3

3 Subscription Rights4

3.1 General4

3.2 Number per Beneficiary4

3.3 Transfer restrictions5

3.4 Exercise Price5

3.5 Administration of the Subscription Right Plan5

4 Beneficiary of the Plan5

5 Acceptance or Refusal of the Offer6

6 Exercise and Payment Conditions6

6.1 Exercise Term6

6.2 Vesting of Subscription Rights6

6.3 Exercise Period6

6.4 Conditions of Exercise7

6.5 Exercise of the Subscription Rights in accordance with the Belgian Code of Companies and Associations7

6.6 Change in Control of the Company7

7 Issuance of New Shares7

8 Cessation of the Employment or Service Relationship8

8.1 Cessation of the relationship before the date of the Deed of Issuance8

8.2 Good Leaver Situation8

8.3 Bad Leaver Situation8

8.3.1 After the vesting of (part of) the granted Subscription Rights8

8.3.2 Before the vesting of (part of) the granted Subscription Rights9

8.4 Change of employment9

8.5 Deviations9

9 Amendments and Modifications9

10 Dispute Resolution9

11 Final Provisions10

11.1 Additional Information10

11.2 Taxes and Social Security Treatment10

11.3 Costs10

11.4 Relation to employment or management agreement10

11.5 Shareholders' Meetings10

11.6 Communication with Subscription Right Holders11

11.7 Address Change11

11.8 Reoffer or Resale of Shares Received under the Plan11

11.9 Liens11

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1	Basis and Purpose

The Supervisory Board of Galapagos NV (hereinafter referred to as the “Company”) has approved the present Subscription Right Plan 2022 (A) by notarial deed of 13 January 2022.

With the Plan set forth hereafter the Company wants to inform the relevant Beneficiary (see infra sub 2 (“Definitions: Beneficiary”) and sub 4 (“Beneficiary of the Plan”)) of the conditions under which the Company is willing to offer Subscription Rights. The Company thus wants to acknowledge the efforts to be made by the Beneficiary to help to develop the Company to a successful enterprise.

2	Definitions

In this Plan the words and terms mentioned hereunder have the meanings given below:

Bad Leaver Situation: the effective date on which one of the following situations occurs:

(i)	the termination at the request of the Subscription Right Holder of his employment agreement or management agreement with the Company or a Subsidiary, irrespective of the fact that such termination is established in a document signed by both parties (it being understood that the termination at the request of the Subscription Right Holder because such Subscription Right Holder has reached the age at which the Subscription Right Holder can receive state pension entitlement shall not be considered a Bad Leaver Situation), or
(ii)	the termination by the relevant Company or Subsidiary of the employment agreement or management agreement of a Subscription Right Holder based on any grounds for dismissal attributable to the Subscription Right Holder, and/or any breach by the Subscription Right Holder in the performance of the relevant agreement;

Beneficiary: the Employee of a Subsidiary of the Company whose name is mentioned in Annex A to this Subscription Right Plan 2022 (A);

Company: the limited liability company Galapagos, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium;

Control: the power, de jure or de facto, to have a decisive influence on the appointment of the majority of the directors or on the orientation of the management, as set forth in article 1:14 et seq. of the Belgian Code of Companies and Associations. The terms “to Control” and “Controlled by” shall be construed accordingly;

Deed of Issuance: the notarial deed enacting (i) the acceptance or refusal of the Subscription Rights and (ii) the unconditional issuance of the Subscription Rights;

Employee: each employee of the Company or a Subsidiary;

Exercise Period: a period of two weeks within the Exercise Term, to be determined by the Supervisory Board, during which Subscription Rights can be Exercised;

Exercise Price: the pre-determined price at which a New Share can be acquired when Exercising a Subscription Right, during one of the Exercise Periods within the Exercise Term;

Exercise Term: the term during which the Subscription Right Holder can Exercise her Subscription Rights to acquire Shares of the Company, taking into account the specific Exercise Periods and the specific exercise conditions as set forth in chapter 6 of this Plan;

Exercise: to make use of the right attached to the Subscription Rights that were acquired by accepting the Offer, to acquire New Shares at the Exercise Price;

Good Leaver Situation: the effective date of the cessation, in other circumstances than those listed in the definition of Bad Leaver Situation, of the employment agreement or management agreement of the relevant Subscription Right Holder with either the Company or a Subsidiary (including the relevant

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employing entity ceasing to be a Subsidiary of the Company), with the exception of a cessation accompanied by a simultaneous (other) employment or appointment of the relevant Subscription Right Holder (or a company Controlled by the Subscription Right Holder) as a Manager or Employee of the Company or a Subsidiary. For clarity, the termination at the request of the Subscription Right Holder of her employment agreement or management agreement because such Subscription Right Holder has reached the age at which the Subscription Right Holder can receive state pension entitlement shall be considered as a Good Leaver Situation;

Grant: the moment on which the Beneficiary accepts the Subscription Rights offered;

Manager: a natural person who provides services to the Company or a Subsidiary on a contractual basis, other than pursuant to an employment agreement (irrespective of whether the contract was entered into directly with the relevant natural person or with a legal entity who has entrusted the performance of the services to such natural person);

New Shares: the Shares to be issued pursuant to the Exercise of the Subscription Rights under this Plan;

Notice of Acceptance: the form that the Beneficiary receives at the moment of the Offer and that the Beneficiary needs to return, duly executed, to the Company for the acceptance of the Offer;

Offer: the written and dated notification to the Beneficiary of the Plan as to the opportunity for her to acquire Subscription Rights in accordance with the provisions of this Plan;

Personal Representative(s): the heir(s) of a Subscription Right Holder upon the latter’s decease;

Plan: the present Subscription Right Plan 2022 (A) approved by the Supervisory Board, as amended from time to time by the Supervisory Board in accordance with the provisions of this Plan;

Shares: the shares of the Company;

Subscription Right: the right to subscribe, within the framework of this Plan, to one New Share within the Exercise Term and the Exercise Period and at the Exercise Price;

Subscription Right Agreement: the agreement that may be entered into between the Subscription Right Holder and the Company;

Subscription Right Holder: the Beneficiary who has accepted the Offer and who owns one or more Subscription Rights in accordance with this Plan;

Subsidiary: a company under the Control of the Company, as further set forth in article 1:15 of the Belgian Code of Companies and Associations;

Supervisory Board: the supervisory board of the Company.

Words and terms denoting the plural shall include the singular and vice versa.

3	Subscription Rights
3.1	General

The number of Subscription Rights issued in the framework of this Plan is maximum 30,000. These Subscription Rights will be designated as “Subscription Rights 2022 (A)”. The detail of the number of Subscription Rights, offered under this Plan, is set forth in Annex A to this Plan.

The Subscription Rights are granted by the Company to the Beneficiary for free.

Each Subscription Right entitles the Beneficiary to subscribe to one New Share in accordance with the terms and conditions of the Plan.

3.2	Number per Beneficiary

The number of Subscription Rights to be offered to the Beneficiary is determined by the Supervisory Board and amounts to 30,000 Subscription Rights, as set forth in Annex A.

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3.3	Transfer restrictions

The Subscription Rights received are registered in the name of the Subscription Right Holder and cannot be transferred inter vivos once granted to a Beneficiary.

The Subscription Rights cannot be encumbered by any pledge or in any other manner.

Subscription Rights that, in contravention with the foregoing, are transferred or encumbered shall automatically become null and void.

3.4	Exercise Price

The Exercise Price per Subscription Right will be determined by or on behalf of the Supervisory Board at the time of the Offer.

As the Shares of the Company are listed or traded on a regulated market at the date of the Offer, the Exercise Price of the Subscription Rights will at least be equal to (a) the closing price of the Share of the Company on Euronext Amsterdam and Brussels on the last trading day preceding the date of the Offer, or (b) the average of the closing price of the Share of the Company on Euronext Amsterdam and Brussels during the last thirty (30) days preceding the date of the Offer.

Upon Exercise and subsequent capital increase, the Exercise Price must be booked as capital for an amount equal to the accounting par value of the Shares at the moment of the establishment of the capital increase resulting from the Exercise. The part of the Exercise Price that exceeds the accounting par value must be booked as an issuance premium.

In deviation of article 7:71 of the Belgian Code of Companies and Associations and without prejudice to the exceptions provided by law, the Company, represented by the Supervisory Board, expressly reserves the right to take any possible decisions and to carry out any possible transactions which may have an impact on its capital, on the distribution of the profit or on the liquidation surpluses or that may otherwise affect the rights of the Subscription Right Holders, even in the event that these decisions might cause a reduction of the benefits offered to the Subscription Right Holders, unless the only purpose of these decisions and transactions would be such reduction of benefits.

Should the rights of the Subscription Right Holder be affected by such a decision or transaction, the Subscription Right Holder shall not be entitled to a modification of the Exercise Price, a modification of the exercise conditions or any other form of (financial or other) compensation. The Company, represented by the Supervisory Board, may, in its sole discretion, make modifications to (i) the number of Shares that relates to one Subscription Right and/or (ii) the Exercise Price. As soon as reasonably practicable, the Supervisory Board shall give notice in writing of such modification to the relevant Subscription Right Holder.

In case of a merger, demerger or stock-split of the Company, the rights of the outstanding Subscription Rights and/or the Exercise Price of the Subscription Rights shall be adjusted in accordance with the conversion ratio applicable at the occasion of the merger, demerger or the stock-split to the other shareholders.

3.5	Administration of the Subscription Right Plan

The Company is responsible for the management and the administration of the Plan and ensures that all questions of the Beneficiary or Subscription Right Holder are answered accurately and rapidly.

4	Beneficiary of the Plan

The Beneficiary is the individual as indicated in section 2 (“Definitions - Beneficiary”), who is an Employee of the Company’s Swiss Subsidiary, Galapagos GmbH.

The Subscription Rights under this Plan are reserved for and granted to an Employee who is a member of the personnel as defined in article 1:27 of the Belgian Code of Companies and Associations.

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5	Acceptance or Refusal of the Offer

The Beneficiary has the possibility to accept the individual Offer in whole, in part or not at all. The Beneficiary shall receive a Notice of Acceptance form wherein the Beneficiary mentions her decision regarding the Offer: (full or partial) Acceptance or Refusal. Acceptance of the Offer has to be formally established by ticking the relevant paragraph in the Notice of Acceptance.

The Notice of Acceptance needs to be returned prior to the ultimate date of response as set forth in the Notice of Acceptance, duly completed and signed, to the address mentioned in the Notice of Acceptance. Such ultimate date of response cannot be later than 120 calendar days after the date of the Offer.

In case the Beneficiary has not accepted the Offer in writing prior to the date mentioned in the Notice of Acceptance, she shall be deemed to have refused the Offer.

The Subscription Rights are registered in the name of the Beneficiary. In case of acceptance, the Beneficiary will be recorded as a Subscription Right Holder in the register of subscription right holders of the Company. This register is kept at the registered office of the Company, mentioning the identity of the Subscription Right Holders and previous subscription right holders and the number of Subscription Rights held by them. The Subscription Right Holder will receive a confirmation of the number of Subscription Rights he has accepted.

The Nomination and Remuneration Committee may decide to replace or complete the Notice of Acceptance by or with a written Subscription Right Agreement to be signed by the Subscription Right Holder and the Company and which shall contain the conditions determined by the Nomination and Remuneration Committee, in accordance with this Plan.

The Beneficiary who has accepted the Offer will receive the Subscription Rights as soon as these have been issued by the Deed of Issuance.

6	Exercise and Payment Conditions
6.1	Exercise Term

The Exercise Term is eight (8) years, starting from the date of the Offer.

6.2	Vesting of Subscription Rights

Except to the extent expressly stated otherwise in this Plan, any addendum to this Plan or decided otherwise by the Supervisory Board in accordance with section 8.5 the granted Subscription Rights will vest in instalments on the following vesting dates:

-	25% of the granted Subscription Rights (rounded down to the nearest integer) vesting on the first day of the first calendar year following the calendar year in which the Grant was made;
-	25% of the granted Subscription Rights (rounded down to the nearest integer) vesting on the first day of the second calendar year following the calendar year in which the Grant was made; and
-	the remainder of the granted Subscription Rights vesting on the first day of the third calendar year following the calendar year in which the Grant was made.
6.3	Exercise Period

As of the commencement of (i) the first calendar year following the calendar year in which the Grant was made, the first instalment of vested Subscription Rights may be exercised, (ii) the second calendar year following the calendar year in which the Grant was made, the second instalment of vested Subscription Rights may be exercised, and (iii) the third calendar year following the calendar year in which the Grant was made, the third instalment of vested Subscription Rights may be exercised, during an Exercise Period.

The Supervisory Board will establish at least one Exercise Period of two weeks per semester. It is the responsibility of the Beneficiary to timely seek information from the Company relating to the establishment of Exercise Periods.

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The Supervisory Board may decide, in accordance with the applicable rules relating to abuse of inside information, to establish closed periods during which the Subscription Rights cannot be exercised.

6.4	Conditions of Exercise

Individual Subscription Rights can only be exercised as a whole.

In order to exercise a Subscription Right, the Subscription Right Holder needs to submit an appropriate declaration to that effect (the exercise form) to the Supervisory Board or to an authorized person designated by the Supervisory Board, and to pay the Exercise Price into a bank account designated by the Company and opened in the name of the Company.

On the exercise form, the Subscription Right Holder needs to mention the number of Subscription Rights he desires to exercise.

In case the bank account is not or not sufficiently credited prior to the end of the Exercise Period, the Subscription Rights will be deemed not to be exercised. The Company will inform the Subscription Right Holder thereof and will reimburse the amount that was deposited too late or was insufficient as soon as possible within the limits set by law. The Subscription Rights will consequently not be lost and remain exercisable at a later stage insofar as the Exercise Term has not expired.

6.5	Exercise of the Subscription Rights in accordance with the Belgian Code of Companies and Associations

In case a Subscription Right, that is not exercisable or cannot be exercised in accordance with the issuance conditions (as specified in the Plan), becomes prematurely exercisable pursuant to article 7:71 of the Belgian Code of Companies and Associations and is thus also prematurely exercised pursuant to article 7:71 of the Belgian Code of Companies and Associations, the New Shares that the Subscription Right Holders receives as a result of such Exercise will not be transferable, except with the explicit prior consent of the Supervisory Board, until such time as the Subscription Right would have become exercisable in accordance with the Plan.

6.6	Change in Control of the Company

Notwithstanding anything to the contrary in this Plan, in the event of a change in Control of the Company, all Subscription Rights that are still outstanding under this Plan at such time shall, in principle, immediately vest (to the extent they had not all vested yet) and become immediately exercisable during an Exercise Period determined by the Supervisory Board, provided, however, that in compliance with applicable (tax) laws the Supervisory Board is authorized to establish certain conditions for such vesting and/or exercising that will be applicable to some or all of the Subscription Right Holders involved, and provided further that, in the event a public takeover bid is made on the securities of the Company, the Subscription Rights shall immediately become fully vested and exercisable as from the date of the announcement of such public takeover bid by the FSMA. In such case, the Supervisory Board shall establish an Exercise Period as soon as practicable following the announcement of such public takeover bid.

Furthermore, the transfer restrictions set forth in section 3.3 are not applicable to transfers of Subscription Rights pursuant to a public takeover bid or a public squeeze-out bid on the securities in the Company.

7	Issuance of New Shares

The Company shall only be obliged to issue New Shares pursuant to the Exercise of Subscription Rights if all exercise conditions set forth in chapter 6 have been complied with.

As soon as these exercise conditions are complied with, the New Shares will be issued, taking into account the time needed to fulfill the required administrative formalities. The Supervisory Board shall to this effect timely, at a date to be determined by the Supervisory Board and at least once per semester, have the capital increase established by notary deed.

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New Shares participate in the profit of the financial year of the Company that started on the first of January of the year in which the relevant New Shares have been issued.

In view of a rapid delivery of the Shares resulting from the exercise of Subscription Rights, the Company may propose to the Subscription Right Holders who have complied with the exercise conditions to receive existing Shares awaiting the issuance of New Shares by notary deed. In such case the Subscription Right Holders will receive an advance of existing Shares subject to the condition that they sign an authorization by which the New Shares will, upon issuance, immediately and directly be delivered to the Company or to any other party who advanced them the existing Shares.

The Supervisory Board has granted power of attorney to any two (2) members of the Supervisory Board acting jointly, as well as to each Management Board member acting individually, with possibility of sub-delegation and the power of subrogation, to take care of the establishment by notary deed of the acceptance of the Subscription Rights offered, the exercise of the Subscription Rights, the issuance of the corresponding number of New Shares, the payment of the exercise price in cash, the corresponding realization of the capital increase, the allocation to the unavailable account “issuance premiums” of the difference between the subscription price for the Shares and the accounting par value, to bring the Articles of Association in accordance with the new situation of the registered capital, to sign and deliver the relevant Euroclear and bank documentation, and to sign and deliver all necessary documents in connection with the delivery of the Shares (acquired as a result of the exercise of the Subscription Rights) to the Beneficiary.

The Company will take the necessary actions to have the New Shares listed for trading on a regulated market as soon as they have been issued.

8	Cessation of the Employment or Service Relationship
8.1	Cessation of the relationship before the date of the Deed of Issuance

If the Beneficiary is not a member of the personnel (within the meaning of article 1:27 of the Belgian Code of Companies and Associations) of the Company or any of its Subsidiaries on the date of the Deed of Issuance, the Beneficiary shall be deemed to have refused the Offer and the Subscription Rights offered to such Beneficiary shall not be issued.

8.2	Good Leaver Situation

If a Good Leaver Situation arises with respect to a Subscription Right Holder, the Subscription Rights of said Subscription Right Holder shall continue to vest as set forth in Section 6.2 (if unvested) and, if and when vested, the Exercise Term of the non-exercised Subscription Rights shall remain unchanged and the Subscription Right Holder will have the time to exercise her non-exercised Subscription Rights during each Exercise Period within the Exercise Term.

If the Good Leaver Situation is caused by the decease of the relevant Subscription Right Holder, all Subscription Rights held by such Subscription Right Holder shall pass to her Personal Representative(s) and, upon vesting of the Subscription Rights, the Personal Representative(s) will be able to exercise the non-exercised Subscription Rights during each Exercise Period within the Exercise Term.

8.3	Bad Leaver Situation
8.3.1	After the vesting of (part of) the granted Subscription Rights

In case a Bad Leaver Situation occurs after the vesting of (part of) the Subscription Rights pursuant to section 6.2, the relevant Subscription Right Holder will have time to exercise, during an Exercise Period, her vested non-exercised Subscription Rights until six months after the date of the Bad Leaver Situation. All her remaining vested non-exercised Subscription Rights shall become null and void upon the expiry of such six-month period.

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8.3.2	Before the vesting of (part of) the granted Subscription Rights

In case the Bad Leaver Situation occurs before the vesting of (part of) the Subscription Rights pursuant to section 6.2, all granted Subscription Rights that have not vested yet pursuant to section 6.2 on the Date of the Bad Leaver Situation shall automatically become null and void.

8.4	Change of employment
8.4.1	In case of a cessation of the employment agreement or management agreement for any reason whatsoever, in whatever form and by whomever initiates it of the relevant Subscription Right Holder accompanied by a simultaneous (other) employment or appointment of the relevant Subscription Right Holder (or a company Controlled by the Subscription Right Holder) as an Employee or Manager or director of the Company or a Subsidiary, the Subscription Rights of said Subscription Right Holder shall continue to vest as set forth in Section 6.2 (if unvested) and, if and when vested, the Exercise Term of the non-exercised Subscription Rights shall remain unchanged and the Subscription Right Holder will have the time to exercise her non-exercised Subscription Rights during each Exercise Period within the Exercise Term.
8.4.2	If, however, at any time following such change as described in section 8.4.1, a Bad Leaver Situation occurs with respect to such Subscription Right Holder, then the rules set forth in section 8.3 shall apply.
8.5	Deviations

The Supervisory Board may at its discretion decide to deviate at any time from the provisions set forth in this chapter 8.

9	Amendments and Modifications

The Supervisory Board is authorized to take appropriate measures to safeguard the interests of the Subscription Right Holders in case:

-	a fundamental change in the Control of the Company occurs;
-	a fundamental change in the applicable laws or regulations occurs; or
-	a serious and exceptional circumstance jeopardizing the rights of the Beneficiary occurs.

In addition, the Supervisory Board may amend the provisions of this Plan to the benefit of the Subscription Right Holder, to the extent that the contemplated amendments comply with all applicable laws.

This Plan may, if required by the circumstances, be amended by the Company. The Beneficiary shall be informed of such amendments and will be bound by them. The amendments may in no event affect the essential provisions of the Plan. The amendments may not harm the rights of the existing Subscription Right Holder under this Plan. In the event the rights of the existing Subscription Right Holder under this Plan would be harmed, the amendments may not be made without her agreement.

10	Dispute Resolution

All disputes relating to this Plan will be brought to the attention of the Supervisory Board, who may propose an amicable settlement for a dispute, as the case may be. If required the dispute will be submitted to Courts and Tribunals competent for the judicial area of Antwerp, department of Mechelen (Belgium) whereby all parties involved shall make election of domicile at the seat of the Company. This Plan is governed by Belgian law.

The Plan is not subject to the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended, and is not a qualified plan under Section 401(a) of the U.S. Internal Revenue Code.

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11	Final Provisions
11.1	Additional Information

The Company will provide the Beneficiary at her request with a copy of the articles of association of the Company and any amendments thereto.

11.2	Taxes and Social Security Treatment

The Company or a Subsidiary shall be entitled, in accordance with the applicable law or customs, to apply a withholding on the cash salary or the compensation for the month in which the taxable moment occurs or on the cash salary or the compensation of any other following month, and/or the Beneficiary shall be obliged to pay to the Company or a Subsidiary (if so required by the Company or by a Subsidiary) the amount of any tax and/or social security contributions due or payable because of the fact of the grant, the acceptance, the fact that Subscription Rights become susceptible of being exercised or of the exercise of the Subscription Rights, or due or payable in respect of the delivery of the New Shares.

The Company or a Subsidiary shall be entitled, in accordance with the applicable law or customs, to prepare the required reports, necessary as a result of grant of the Subscription Rights, the fact that Subscription Rights become susceptible of being exercised, or the delivery of the Shares.

11.3	Costs

Stamp duties, stock exchange taxes and similar charges and taxes levied at the occasion of the exercise of the Subscription Rights and/or the delivery of the New Shares or existing Shares shall be borne by the Subscription Right Holder.

Costs relating to the issue of the Subscription Rights or to the issue of New Shares shall be borne by the Company.

No fees or commissions will be charged by the Company in connection with the issuance of New Shares. All funds received or held by the Company under this Plan may be combined with other corporate funds and may be used for any corporate purpose.

11.4	Relation to employment or management agreement

No person has a right to participate in this Plan and participation in this Plan does not give the Beneficiary a right to future grants of additional Subscription Rights. The grant of Subscription Rights under this Plan does not contain a promise of a continuous employment by the Company or its Subsidiaries.

Notwithstanding any provision of the Plan, the rights and obligations of any individual or entity as determined in the provisions of her employment agreement or management agreement concluded with the Company or a Subsidiary shall not be affected by her participation in the Plan or by any right that she may have to participate therein.

An individual to whom Subscription Rights are granted in accordance with the Plan shall not be entitled to any damages or compensation as a result of the cessation of her employment agreement or consultancy or management agreement with the Company or a Subsidiary, based on any reason whatsoever, to the extent that these rights would arise or might arise based on the cessation of the rights she might have or the claims she could make concerning the exercise of Subscription Rights pursuant to the Plan because of the cessation of such agreement or by reason of the loss or decrease in value of the rights or benefits.

11.5	Shareholders' Meetings

Subscription Right Holders have the right to participate in the Shareholders' Meetings of the Company, but without voting right and only with an advisory voice, subject to complying with the formalities set forth in the convocation for the Shareholders' Meeting.

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11.6	Communication with Subscription Right Holders

By accepting Subscription Rights, the Subscription Right Holder agrees that documentation can be validly communicated by the Company by e-mail, including convocations for Shareholders' Meetings and documentation pertaining to the exercise of Subscription Rights.

11.7	Address Change

The Subscription Right Holder is obliged to keep the Company informed of changes to her address and changes to her e-mail address. Communications sent by the Company to the last known address or e-mail address of the Subscription Right Holder are validly made.

11.8	Reoffer or Resale of Shares Received under the Plan

The Beneficiary may sell the Shares subscribed for pursuant to the Exercise of Subscription Rights in any manner permitted under Belgian law and applicable U.S. securities law, so long as the conditions associated with the holding of privileged information have been met.

The “inside information” provisions of the applicable securities laws and the Company’s insider trading policy impose further restrictions on resales by all individuals who know of material non-public information regarding the Company, whether or not the individual is a staff member or an officer of the Company or any of its Subsidiaries.

11.9	Liens

No one can place a lien on any Subscription Right granted to the Beneficiary under the Plan.

***

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Annex A

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